As filed with the Securities and Exchange Commission on May 29, 2025	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
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James Hardie Industries plc
(Exact name of issuer of deposited securities as specified in its charter)
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Not Applicable
(Translation of issuer’s name into English)
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Ireland
(Jurisdiction of incorporation or organization of issuer)
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Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
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1 Columbus Circle
New York, New York 10019
+1 (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
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Corporation Service Company
19 West 44th Street, Suite 200
New York, New York 10036
212-299-5600
(Address, including zip code, and telephone number, including area code, of agent for service)
______________________________
Copies to:
Tim Beastrom James Hardie Building Products Inc. 303 East Wacker Drive Chicago, Illinois 60601 (312) 723-6439	Melissa Butler, Esq. Bree Peterson, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 20 7532 1432
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It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box:
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CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one CHESS Units of Foreign Securities representing ordinary shares of James Hardie Industries plc	100,000,000 American Depositary Shares	$0.05	$5,000,000	$765.50

1 For the purpose of this table only the term “unit” is defined as one American Depositary Share.
[2]
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing the American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS
The prospectus consists of the form of American Depositary Receipt (“Receipt”) included as Exhibit A to Amendment No. 1 to the Deposit Agreement filed as Exhibit (a)(ii) to this registration statement and incorporated by reference herein.
Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of Receipts	Face of Receipt – upper right corner

	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15

	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3, 6 and 9; Reverse of Receipt – Articles 13 and 16

	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights that holders of Receipts have to inspect the books of the depositary and the list of Receipt holders	Face of Receipt – Article 12

	(ix)	Restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10; Reverse of Receipt – Article 22

	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18

3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities	Face of Receipt – Article 9

Item 2.	AVAILABLE INFORMATION.
James Hardie Industries plc (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports are available for inspection and copying through the Commission’s EDGAR system or at public reference facilities maintained by the Commission in Washington, D.C.
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3.	EXHIBITS.

(a)(i)
Amended and Restated Deposit Agreement, dated as of October 1, 2014, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”).  — Filed herewith as Exhibit (a)(i).

(a)(ii)	Amendment No. 1 to the Deposit Agreement, dated as of September 3, 2015, to the Deposit Agreement. — Filed herewith as Exhibit (a)(ii).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS.

(a)
The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 29, 2025.

Legal entity created by the Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one CHESS Units of Foreign Securities representing ordinary shares of James Hardie Industries plc

By:  Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, James Hardie Industries plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Chicago, State of Illinois, on May 29, 2025.
James Hardie Industries plc

By:	/s/ Aaron Erter
	Name:	Aaron Erter
	Title:	Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Aaron Erter, Tim Beastrom and Aoife Rockett, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Under the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on May 29, 2025, in the capacities indicated.
Signature	Title

/s/ Aaron Erter	Chief Executive Officer (principal executive officer)
Aaron Erter

/s/ Rachel Wilson	Chief Financial Officer (principal financial officer)
Rachel Wilson

/s/ David Wisniewski	Chief Accounting Officer (principal accounting officer)
David Wisniewski

/s/ Peter-John Davis	Director
Peter-John Davis

/s/ Persio V. Lisboa	Director
Persio V. Lisboa

/s/ Anne Lloyd	Director
Anne Lloyd

/s/ Renee J. Peterson	Director
Renee J. Peterson

Director
John Pfeifer

/s/ Rada Rodriguez	Director
Rada Rodriguez

/s/ Suzanne B. Rowland	Director
Suzanne B. Rowland

/s/ Nigel Stein	Director
Nigel Stein

/s/ Harold Wiens	Director
Harold Wiens

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of James Hardie Industries plc, has signed this registration statement in Chicago, Illinois on May 29, 2025.
James Hardie Building Products Inc.

By:	/s/ Aaron Erter
	Name:	Aaron Erter
	Title:	Chief Executive Officer

Index to Exhibits
Exhibit	Document
(a)(i)
Amended and Restated Deposit Agreement, dated as of October 1, 2014, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”)

(a)(ii)	Amendment No. 1, dated as of September 3, 2015, to the Deposit Agreement

(d)	Opinion of White & Case LLP, counsel to the Depositary

(e)	Certification under Rule 466